Exhibit 4.1
CONDITIONAL NOTICE OF REDEMPTION
BY GNC CORPORATION
OF ALL OF ITS OUTSTANDING
12% SERIES A EXCHANGEABLE PREFERRED STOCK
To the Record Holders of the 12% Series A Exchangeable Preferred Stock of GNC Corporation (the “Company”):
     NOTICE IS HEREBY GIVEN that, subject to and conditioned on the closing of the Notes Offering (as defined below), pursuant to Section 5 of the Amended and Restated Certificate of Designations, Preferences, and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of 12% Series A Exchangeable Preferred Stock of GNC Corporation (the “Certificate”), the Company intends to exercise its option to redeem in whole all of the issued shares of 12% Series A Exchangeable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), on a date on or after December 3, 2006, but not later than January 1, 2007 (such date, the “Redemption Date”) at the redemption price of $1,068.57 per share, plus an amount in cash equal to all accumulated dividends as of the Redemption Date.
     As of the date of this Conditional Notice of Redemption, the Company has announced that GNC Parent Corporation (“Parent”), a newly formed holding company that controls the Company, intends to offer in a private placement, subject to market conditions, $325 million in aggregate principal amount of floating rate senior PIK notes due 2011 (the “Notes Offering”). Parent intends to use a portion of the proceeds of the Notes Offering to purchase additional common stock of the Company, which the Company then intends to use, together with cash on hand, to redeem all of the Series A Preferred Stock as described above, with the Redemption Date to occur following the closing of the Notes Offering and on or about December 4, 2006. Prior to the Redemption Date, the Company will notify each record holder of the Series A Preferred Stock receiving this Conditional Notice of Redemption of the date of the closing of the Notes Offering and the final Redemption Date (the “Closing Notice”). Unless the Company does not make the redemption payment described under the Certificate, dividends on the Series A Preferred Stock called for redemption shall cease to accumulate upon redemption. If the closing of the Notes Offering shall not occur on or before January 1, 2007, the Company will issue a subsequent notice to the record holders of the Series A Preferred Stock withdrawing this Conditional Notice of Redemption or constituting a new Conditional Notice of Redemption.
     For a holder of the Series A Preferred Stock to receive payment for the shares to be redeemed, the holder must surrender such shares to the Company’s transfer agent for the Series A Preferred Stock, LaSalle Bank, whose address is 135 South LaSalle Street, Suite 1946, Chicago, IL 60603. The Closing Notice will contain further instructions regarding the redemption payment and the surrendering of the shares of the Series A Preferred Stock. If the closing of the Notes Offering does not occur, the Series A Preferred Stock shall not be redeemed.

November 3, 2006	GNC CORPORATION

	By:	/s/ Joseph Fortunato

Joseph Fortunato President and Chief Executive Officer